# CITICORP SECURITIES SERVICES, INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**SEC FILE NUMBER**
**8-32117**

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citicorp Securities Services Inc. (Filed as Public Information)

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

| New York | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John McCoy | (212) 816-4460 | john.mccoy@citi.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**CITICORP SECURITIES SERVICES, INC.**

(An Indirect Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

**Table of Contents**

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Citicorp Securities Services, Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
February 28, 2023

**CITICORP SECURITIES SERVICES, INC.**

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Statement of Financial Condition

As of December 31, 2022

(In thousands, except share information)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 153,765 |
| Cash deposited with clearing organizations | | 2,509 |
| Securities received as collateral, at fair value (pledged to various counterparties) | | 4,439,197 |
| Securities borrowed under agreements to return | | 3,399,206 |
| Other assets | | 5,418 |
| Total assets | $ | 8,000,095 |
| **Liabilities and Stockholder's Equity** | | |
| Obligations to return securities received as collateral, at fair value | $ | 4,439,197 |
| Securities loaned subject to agreements to return | | 3,399,206 |
| Payables and accrued liabilities | | 5,022 |
| Total liabilities | | 7,843,425 |
| Subordinated indebtedness | | 25,000 |
| Stockholder's equity: | | |
| Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding) | | 1 |
| Additional paid-in capital | | 38,425 |
| Retained earnings | | 93,112 |
| Accumulated other comprehensive income (AOCI) | | 132 |
| Total stockholder's equity | | 131,670 |
| Total liabilities and stockholder's equity | $ | 8,000,095 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3. The Company files an exemption report for the period from January 1, 2022 through December 31, 2022 based on guidance provided by the Securities and Exchange Commission Staff on February 26, 2021 because the Company limits its business activities exclusively to the borrowing and lending of securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

The Company evaluated subsequent events through February 28, 2023, the date that the Company's Financial Statements and Notes were submitted to the U.S. Securities and Exchange Commission (SEC).

### *(b) Use of Estimates*

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

### *(c) Cash and Cash Equivalents*

The Company's cash and cash equivalents consist solely of cash held in a third-party bank.

***(d) Securities Borrowed and Securities Loaned***

Securities borrowing and lending transactions do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest. Fees received or paid for all securities lending and borrowing transactions are recorded in *Interest revenue* or *Interest expense* at the contractually specified rate.

Where the conditions of ASC 210-20-45-1, *Balance Sheet – Offsetting: Right of Setoff Conditions*, are met, securities borrowing and lending transactions are presented net on the Statement of Financial Condition.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

***(e) Securities Received as Collateral and Obligations to Return Securities Received as Collateral***

In transactions where the Company acts as lender in a securities-for-securities lending transactions and receives securities that can be pledged or sold as collateral (securities-for-securities transactions), the Company is required to record the securities received and related obligation to return the securities on its Statement of Financial Condition.

***(f) Income Taxes***

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of *Provision for income taxes*.

(In thousands)

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 5 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

***(g) Related Party Transactions***

The Company has related party transactions with certain of its affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business. See Note 4 for details on the Company's related party transactions.

**ACCOUNTING CHANGES**

***Reference Rate Reform***

On December 21, 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extends the period of time preparers can utilize the reference rate reform relief guidance. In 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In 2021, the U.K. Financial Conduct Authority (FCA) delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. The ASU was adopted by the Company upon issuance and did not impact financial results in 2022.

**(2) Capital Requirements**

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2022, the Company's net capital of $154,944 exceeded the minimum requirement by $154,694.

(In thousands)

## (3) Collateral and Pledged Assets

At December 31, 2022, the approximate fair value of collateral received by the Company that may be resold or repledged, excluding the impact of allowable netting, was approximately $19 billion. This collateral was received in connection with securities borrowings and loans. At December 31, 2022, a substantial portion of the collateral received by the Company had been repledged in connection with securities lending transactions.

## (4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statements of Financial Condition and Operations as of and for the year ended December 31, 2022.

| | | |
|---|---|---|
| Assets: | | |
| Securities borrowed under agreement to return | $ | 3,399,206 |
| Other assets | | 322 |
| Total assets | | 3,399,206 |
| | | |
| Liabilities: | | |
| Payables and accrued liabilities | | 44 |
| Total liabilities | | 44 |
| | | |
| Subordinated indebtedness | | 25,000 |
| | | |
| Revenues: | | |
| Interest income | | 32 |
| Total revenues | | 32 |
| | | |
| Expenses: | | |
| Interest expense | | 76,686 |
| Other operating and administrative | | 122 |
| Total expenses | | 76,808 |

(In thousands)

### *(a) Subordinated Indebtedness*

The Company has a $200,000 subordinated revolving credit agreement with Citicorp LLC (Citicorp). Citicorp is a direct wholly owned subsidiary of Citigroup. At December 31, 2022, there is $25,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a variable rate agreed upon by both parties, which was 5.955% at year end, and has a maturity date of June 30, 2028. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2022. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

### *(b) Collateralized Financing Agreements*

At December 31, 2022, all "Securities borrowed under agreements to return" represent collateralized financing transactions with CGMI.

### *(c) Interest*

Payables and accrued liabilities include $8 owed to affiliate for interest on subordinated debt and $36 owed for other liabilities. Other assets include $322 interest receivable relating to collateralized financing transactions.

## (5) Income Taxes

The Company's U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries. The Company's federal income taxes are calculated on a separate return method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby, reporting its taxable income or loss and paying the applicable tax or receiving the appropriate refund from Citigroup Inc. Under the Citigroup tax sharing agreement, the Company's share of unitary state and local income taxes are allocated based on the Company's contribution to the respective jurisdiction's apportionment factors. The required apportionment of state and local taxes related to certain jurisdictions has resulted in income tax allocations of items reflected in *Other comprehensive income* by Citigroup. Consistent with that presentation, the portion of the total taxes allocated to the Company under the tax sharing agreement that are related to such items has been reflected within *Other comprehensive income* by the Company.

(In thousands)

Deferred income taxes at December 31, 2022 related to the following:

| | |
|---|---|
| Deferred tax assets: | |
| Allocated deferred state taxes | $ 923 |
| Fixed assets | 105 |
| Gross deferred tax assets | 1,028 |
| Valuation allowance | - |
| Deferred tax assets after valuation allowance | 1,028 |
| Deferred tax liabilities: | |
| Other deferred tax liabilities | (52) |
| Total deferred tax liabilities | (52) |
| Net deferred tax asset | $ 976 |

The Company has no valuation allowance on deferred tax assets at December 31, 2022. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, *Income Taxes*) that would be implemented.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

| Jurisdiction | Tax year |
|---|---|
| United States | 2016 |
| New York State | 2012 |
| New York City | 2012 |

## (6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

(In thousands)

A substantial portion of the securities borrowing and lending agreements are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

| | As of December 31, 2021 | | | | |
|---|---|---|---|---|---|
| | Gross amounts of recognized assets / (liabilities) | Gross amounts offset on the Statement of Financial Condition (1) | Net amounts included on the Statement of Financial Condition | Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default | Net amounts (2) |
| Securities borrowed | $32,703,299 | (29,304,093) | $3,399,206 | $ — | $3,399,206 |
| Securities loaned | (32,703,299) | 29,304,093 | (3,399,206) | — | (3,399,206) |

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.
(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2022:

| | Open and overnight | Total |
|---|---|---|
| Deposits received for securities loaned | $ 32,703,299 | $ 32,703,299 |

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2022:

| | **Lending Agreements** | **Total** |
|---|---|---|
| US listed equity and other securities | $ 32,703,299 | $ 32,703,299 |

## (7) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and therefore represents an exit price. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The fair value hierarchy classification approach typically utilizes rules-based and data driven selection criteria to determine whether an instrument is classified as Level 1, Level2, or Level 3:

- The determination of whether an instrument is quoted in an active market and therefore considered a Level 1 instrument is based upon the frequency of observed transactions and the quality of independent market data available on the measurement date.

- A Level 2 classification is assigned where there is observability of prices/market inputs to models, or where any unobservable inputs are not significant to the valuation. The determination of whether an input is considered observable is based on the availability of independent market data and its corroboration, for example though observed transactions in the market.

- Otherwise, an instrument is classified as Level 3.

(In thousands)

The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2022.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Securities received as collateral, at fair value | $ 4,197,319 | $ 239,890 | $1,988 | $ 4,439,197 |
| | $ 4,197,319 | $ 239,890 | $1,988 | $ 4,439,197 |
| Liabilities: | | | | |
| Obligations to return securities received as collateral, at fair value | $ 4,197,239 | $ 239,970 | $1,988 | $ 4,439,197 |
| | $ 4,197,239 | $ 239,970 | $1,988 | $ 4,439,197 |

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the year ended December 31, 2022.

**Estimated Fair Value of Financial Instruments Not Carried at Fair Value**

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

(In thousands)

| | December 31, 2022 | | Estimated fair value | | |
|---|---|---|---|---|---|
| | Carrying value | Estimated fair value | Level 1 | Level 2 | Level 3 |
| Assets: | | | | | |
| Securities borrowed under agreement to return | $ 3,399,206 | $ 3,399,206 | $ - | $ 3,399,206 | $ - |
| Other financial assets (1) | $ 160,710 | $ 160,710 | $ - | $ 160,710 | $ - |
| Liabilities: | | | | | |
| Securities loaned subject to agreements to return | $ 3,399,206 | $ 3,399,206 | $ - | $ 3,399,206 | $ - |
| Other financial liabilities (2) | $ 8 | $ 8 | $ - | $ - | $ 8 |

(1) Includes cash and cash equivalents, and cash deposited with clearing organizations on the Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.
(2) Includes other financial instruments included in *Payables and accrued liabilities* on the Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

## (8) Concentrations of Credit Risk

At December 31, 2022, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.